UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission File Number 1-8777
Virco Mfg. Corporation 401(k) Plan
Virco Mfg. Corporation
2027 Harpers Way
Torrance, California 90501

INTRODUCTION
Virco Mfg. Corporation, a Delaware corporation, has established the 401(k) Plan (the Plan). The Plan includes a cash or deferred arrangement plan intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.
REQUIRED INFORMATION
ITEM 1. Not applicable.
ITEM 2. Not applicable.
ITEM 3. Not applicable.
ITEM 4. Financial statements and exhibits
(a)	Financial statements:

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed in the Index to Financial Statements in lieu of the requirements of Items 1 to 3 above.

(b)	Exhibit:

Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, Virco Mfg. Corporation as Plan Administrator has duly caused this Annual Report on Form 11-K for the year ended December 31, 2008, to be signed on its behalf by the undersigned hereunto duly authorized.

Virco Mfg. Corporation 401(k) Plan
Date: June 29, 2009	By:	/s/ Robert E. Dose
Robert E. Dose
Vice President — Finance

Report of Independent Registered Public Accounting Firm
Virco Mfg. Corporation
as Plan Administrator of the
Virco Mfg. Corporation 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Virco Mfg. Corporation 401(k) Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U. S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Los Angeles, California
June 26, 2009

Virco Mfg. Corporation 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Assets
Investments, at fair value:
Interest-bearing cash	$1,655,829	$1,331,709
Mutual funds	8,621,955	12,784,971
Common stock	1,402,251	3,634,166
Participant loans	740,741	648,959

	12,420,776	18,399,805

Participants’ contributions receivable	44,660	30,157

Total assets	12,465,436	18,429,962

Liabilities
Accounts payable	1,002	4,102
Refund of excess contributions	13,128	—

Total liabilities	14,130	4,102

Net assets available for benefits	$12,451,306	$18,425,860

See accompanying notes.

Virco Mfg. Corporation 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

Year ended December 31
2008
Additions to (deductions from) net assets attributed to:
Contributions:
Participant contributions	$1,811,245

Total Contributions	1,811,245

Net Investment income (loss):
Interest and dividends	340,615
Net depreciation in fair value of investments	(7,570,308)

Total Net Investment Loss	(7,229,693)

Benefits paid to participants	(556,106)

Net decrease	(5,974,554)

Net assets available for plan benefits:
Beginning of year	18,425,860

End of year	$12,451,306

See accompanying notes.

Virco Mfg. Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2008
1. Plan Description
Virco Mfg. Corporation (the Company) established the Virco Mfg. Corporation Employee Stock Ownership Plan (ESOP) effective as of April 1, 1993, as a leveraged employee stock ownership plan. In January 2002, the Company amended and renamed the Plan the Virco Mfg. Corporation 401(k) Plan (the Plan). Under the amended Plan, the leverage feature that allowed the Plan to obtain advances from the bank to purchase Company common stock was discontinued. While the Plan continues to offer the Company common stock as one of the investment options, the amended Plan no longer operates as a leveraged employee stock ownership plan.
The Plan was designed to comply with Internal Section Code section 401(a) as a profit sharing plan, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is designed to enable employees to save for retirement and defer payment of income taxes on the amount saved. A Plan committee comprising of at least two persons appointed by the Company’s Board of Directors administers the Plan.
The Plan’s assets are held and managed by Wilmington Trust Company (Wilmington Trust). As trustee, Wilmington Trust invests cash received, interest and dividend income, and makes distributions to participants.
Employees of the Company are eligible to participate if they have attained at least 18 years of age and have completed six months of eligible service providing they worked at least 500 hours during such plan year. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Eligible employees may defer from 1% to 50% of basic compensation on a before-tax basis, limited to $15,500 in 2008 (provision to the Internal Revenue Code); however, the maximum contribution percentage decreases for highly compensated employees. Contributions are held by Wilmington Trust in a money market account which earns interest until receipt of instructions from the Plan Administrator on how to allocate the contributions among the investment funds.
Subject to the amendment or termination of the Plan, as of the last day of a Plan year, the Company may, in its sole discretion, make a matching contribution to each participant’s account to the extent that the participant has contributed to the Virco Mfg. Common Stock Fund. The Company may also make an employer contribution to the Plan at its sole discretion. Any contribution may be made in cash or in shares of Company common stock. The total amount of Company contributions cannot exceed the amount deductible by the Company for federal income tax purposes. The Company elected not to make any contributions during the year ended December 31, 2008.

Virco Mfg. Corporation 401(k) Plan
Notes to Financial Statements (continued)
1. Plan Description (continued)
Distributions from the Plan are made when a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company. However, participants may make withdrawals while still employed anytime after reaching the age of 59-1/2, or if the participant becomes disabled as defined in the Plan document. Withdrawals can also be made while still employed due to a “hardship” need. These withdrawals may be made once during any 12-month period and must comply with the Internal Revenue Code Section 401(k) and the applicable regulations. Participants in the Virco Mfg. Corporation Common Stock Fund may request Company common stock, valued at current market value, in lieu of cash.
All shares of Company common stock allocated to participant accounts are voted by Wilmington Trust in accordance with the participant’s instructions. Allocated shares not voted by participants are voted pro rata by Wilmington Trust based on votes actually cast by participants.
The participant is immediately 100% vested in the value of his contributions and is automatically 100% vested in the value of any matching contributions on the participant’s 65th birthday, death, or if he becomes permanently disabled while still employed by the Company. However, if employment terminates before the age of 65 for a reason other than death or disability, the participant’s vesting in the value of any matching or other Company contributions will be based upon the participant’s years of vesting service and in accordance with the following schedule:

Years of Service	Vested Interest
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%
The amount to which the participant is not vested is subject to forfeiture in accordance with the provisions of the Plan.

Virco Mfg. Corporation 401(k) Plan
Notes to Financial Statements (continued)
1. Plan Description (continued)
The Company reserves the right to change or discontinue the Plan at any time. If the Plan is fully or partially terminated within the meaning of applicable federal law, each affected participant will be 100% vested in the value of his account as of the date of the Plan termination.
Participants who maintain account balances of $2,000 or more are eligible to borrow up to 50% of their vested account balance. The amount borrowed cannot exceed $50,000 and the terms of the loans are generally for a period of five years. Participant loans bear interest at the prime rate plus 1% and are collateralized by the participant’s vested interest.
Additional information about the Plan is contained in the “Virco Mfg. Corporation 401(k) Plan Summary Plan Description.” Copies of this document are available from the Company.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on an accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Valuation of Assets
Investments are stated at fair value. The fair value of assets, except for participant loans, is determined on the basis of the quoted market and redemption values on the last business day of the Plan year. The cost of investments sold is determined on the specific-identification method. Participant loans are valued at their outstanding balance which approximates market.
Contributions
Contributions are recorded when the Company makes payroll deductions from, or reduces the compensation of, Plan participants.
Earnings Allocation
Net investment income (loss) of each fund is allocated daily to the individual participant’s accounts based on the ratio of each participant’s balance to the total account balances.

Virco Mfg. Corporation 401(k) Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Benefit Payments
Benefits due to terminated participants and participant withdrawals are recorded on the date distributions are made.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Effect of Recently Issued Accounting Standards
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Additionally, in October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Plan adopted SFAS No. 157 effective January 1, 2008.

Virco Mfg. Corporation 401(k) Plan
Notes to Financial Statements (continued)
Effect of Recently Issued Accounting Standards (continued)
In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 supersedes FSP 157-3 and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. Plan Sponsor is currently evaluating whether the effect of the provisions of FSP 157-4 will have a material impact on the Plan’s financial statements.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices and redemption values on the last business day of the Plan year are used to value investments in mutual funds and common stock. Participant loans are valued at their outstanding balances which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Virco Mfg. Corporation 401(k) Plan
Notes to Financial Statements (continued)
3. Investments
Upon enrollment in the Plan, a participant may direct employee contributions among any or all of the investment options.
Participants may change investment choices any business day by transferring a percentage from one investment fund to another effective as of the end of any business day. The investments in shares of the fund are valued at the closing net asset value per share as determined by the appropriate fund portfolio at year-end.
The fair values of individual investments that represent 5% or more of the Plan’s net assets at December 31 are as follows:

	2008	2007

Investments at fair value:
Alliance Growth & Income Fund	$779,143	$1,234,796
American Funds Growth Fund	1,210,969	1,889,129
American Euro Pacific Growth Fund	635,666	1,131,442
Bond Fund of America	1,271,105	1,448,207
Cash Management Trust of America Fund	1,535,884	1,202,029
* Capital World Growth & Income	610,867	1,008,178
Income Fund of America	1,002,042	1,259,052
DWS S&P 500 Index Fund-A	1,694,500	2,761,211
Virco Mfg. Corporation common stock	1,402,251	3,634,166

*	This fund represents 5% or more of the Plan’s net assets at December 31, 2007, but not at December 31, 2008.
Investments held by the Plan (including investments bought, sold, as well as held during the period) depreciated as follows during the year ended December 31, 2008:

2008
Mutual funds	$(4,973,064)
Common stock	(2,597,244)

Net depreciation for the year	$(7,570,308)

Virco Mfg. Corporation 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. The Plan’s concentration of credit risk and market risk are dictated by the Plan’s provisions as well as those of ERISA. Due to the level of risk associated with certain investment securities and level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the statements of net assets available for benefits and statements of changes in net assets available for benefits.
Unallocated balances are held in the Wilmington Trust Company cash account and were $119,945 and $129,680 at December 31, 2008 and 2007, respectively.
4. Fair Value Measurements
SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Virco Mfg. Corporation 401(k) Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2008.

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$1,655,829	$—	$—	$1,655,829
Common stock	1,402,251	—	—	1,402,251
Mutual funds	8,621,955	—	—	8,621,955
Loans to participants	—	—	740,741	740,741

Total investment assets at fair value	$11,680,035	$—	$740,741	$12,420,776

The following table provides a reconciliation between the beginning and ending balances of items measured at fair value on a recurring basis in the table above that used significant unobservable inputs (Level 3):

Level 3 Assets
Participant Loans
Balance at January 1, 2008	$648,959
Issuances, repayments and settlements, net	91,782

Balance at December 31, 2008	$740,741

Virco Mfg. Corporation 401(k) Plan
Notes to Financial Statements (continued)
5. Transactions With Parties-in-Interest
The Plan purchases Company common stock to fulfill participant contributions to the Virco Mfg. Corporation Common Stock Fund through open market purchases and, from time to time, through parties-in-interest transactions. The per share purchase price is determined to be the closing market price on the day of transaction.
6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated June 11, 2002, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the code, and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
7. Administrative Expenses
Certain administrative functions are performed by officers or employees of the Company. No officers or employees receive compensation from the Plan. Substantially all expenses associated with establishment, operation and administration of the Plan are borne by the Company.
8. Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the Plan’s financial statements to the Plan’s Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the Plan’s financial statements	$12,451,306	$18,425,860
Add refund of excess contribution payable at end of year	13,128	—

Net assets available for benefits per the Plan’s Form 5500	$12,464,434	18,425,860

Virco Mfg. Corporation 401(k) Plan
Notes to Financial Statements (continued)
8. Reconciliation to Form 5500 (continued)
The following is a reconciliation of benefits paid to participants per the Plan’s financial statements to the Plan’s Form 5500:

	December 31
	2008	2007
Benefits paid to participants per the Plan’s financial statements	$556,106	$1,741,410
Less refund of excess contribution payable at end of year	13,128	—

Benefits paid to participants per the Plan’s Form 5500	$542,978	$1,741,410

Supplemental Schedule

Virco Mfg. Corporation 401(k) Plan
EIN: 95-1613718 Plan Number: 002
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2008

	Description
	of
Identity of Issue	Investment	No. of Units	Current Value

Wilmington Trust Company*	Cash account	N/A	$119,945
Cash Management Trust of America Fund	Cash account	N/A	1,535,884
Alliance Growth & Income Fund	Mutual fund	316,724.74	779,143
American Balanced Fund	Mutual fund	10,564.29	145,576
Bond Fund of America	Mutual fund	118,132.42	1,271,105
Capital Income Builder Fund	Mutual fund	6,254.85	259,764
Capital World Growth & Income	Mutual fund	22,990.85	610,867
DWS S&P 500 Index Fund-A	Mutual fund	141,680.66	1,694,500
American Euro Pacific Growth Fund	Mutual fund	22,694.25	635,666
Growth Fund of America	Mutual fund	59,129.36	1,210,969
Income Fund of America	Mutual fund	76,550.22	1,002,042
Lord Abbett Value Opportunity Fund	Mutual fund	49,684.81	474,490
MFS Strategic Value	Mutual fund	52,748.51	372,932
MFS Technology Fund	Mutual fund	23,657.83	164,895
Oppenheimer Quest Balanced Value Fund	Mutual fund	0.54	6
Virco Mfg. Corporation- Common Stock *	Common Stock	666,785.94	1,402,251
Participant* Loans	* *		740,741

			$12,420,776

*	Party-in-interest.

**	The participant loans represent loans to 173 plan participants. The loans bear interest at the prime rate as of the beginning of the quarter plus 1% and are collateralized by the participants’ vested interests. Interest rates on outstanding loans ranged from 5.0% to 9.25% in the current year.